CONSENT OF M. HASSAN ALIEF

The undersigned hereby consents to: (i) the filing of the written disclosure regarding (a) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado” dated December 16, 2008 (b) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado” dated January 7, 2009 (c) the technical report entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010, (d) the technical report entitled “Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico,” dated February 9, 2009, and (e) the technical report entitled “Technical Report on Section 32, T17N, R13W, Dalton Pass Uranium Property, McKinley County, New Mexico,” dated January 30, 2009, in relation to, as applicable, (A) the Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Energy Fuels Inc. (the “Company”), filed with the United States Securities and Exchange Commission, and (B) the Company’s Annual Information Form for the period ended December 31, 2013 (the “AIF”) and (C) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein (the “Circular”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the AIF, the Circular, the F-10 and the Form 40-F; (ii) the incorporation by reference of the Form 40-F, and the AIF into the S-8; and (iii) the incorporation by reference of the Form 40-F, the AIF and the Circular into the F-10.

/s/ M. Hassan Alief
M. Hassan Alief

Date: March 28, 2014